Exhibit (a)(1)(I)

Form of Communication to Eligible Employee Confirming Receipt of Withdrawal Form

Date:
To:
From:    Smart Balance, Inc.
Re:    Confirming receipt of withdrawal

This message confirms that we have received your Withdrawal Form pursuant to the Exchange Offer. This means that you have withdrawn all of your eligible options from the Exchange Offer and that you have revoked your previous acceptance of our offer to exchange your eligible options for replacement options. You will not receive any replacement options and you will retain your eligible options previously tendered for exchange with their existing terms. Your eligible options will continue to be governed by the stock plan under which they were originally granted and by your existing award agreements.